Exhibit 99.1
CARVE-OUT FINANCIAL STATEMENTS
OF
HELGA SPIRIT

INDEX TO CARVE-OUT FINANCIAL STATEMENTS OF HELGA SPIRIT

Page
Carve-Out Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Carve-Out Statements of Income for the years ended December 31, 2009, 2008 and 2007 (audited) and the three months ended March 31, 2010 and 2009 (unaudited)	F-2

Carve-Out Balance Sheets at as December 31, 2009 and 2008 (audited) and March 31, 2010 (unaudited)	F-3

Carve-Out Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 (audited) and the three months ended March 31, 2010 and 2009 (unaudited)	F-4

Carve-Out Statements of Changes in Owner’s Equity for the years ended December 31, 2009, 2008 and 2007 (audited) and the three months ended March 31, 2010 (unaudited)	F-5

Notes to Carve-Out Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of TEEKAY TANKERS LTD.
We have audited the accompanying carve-out balance sheets of Helga Spirit (the “Company”) as of December 31, 2009 and 2008 and the related carve-out statements of income, cash flows and changes in owner’s equity for each of the three years in the period ended December 31, 2009. These carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the carve-out financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the carve-out financial position of Helga Spirit at December 31, 2009 and 2008 and the carve-out results of operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
September 30, 2010	Chartered Accountants

HELGA SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars)

	Three Months Ended		Years Ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	$	$		$	$
	(unaudited)
REVENUES
Time charter revenues	1,996	2,022	7,670	8,267	8,187

Total revenues	1,996	2,022	7,670	8,267	8,187

OPERATING EXPENSES
Voyage expenses	19	33	209	129	94
Vessel operating expenses	691	662	2,938	2,818	2,421
Depreciation and amortization	431	334	1,403	1,337	1,479
General and administrative expense ($nil, $128, $607, $152 and $452 from related parties — note 8a)	236	200	910	826	992

Total operating expenses	1,377	1,229	5,460	5,110	4,986

Income from vessel operations	619	793	2,210	3,157	3,201

OTHER ITEMS
Interest expense ($(130), $(94), $(413), $(511) and $(674) from related parties - note 8b)	(275)	(255)	(1,053)	(1,232)	(1,475)

Total other items	(275)	(255)	(1,053)	(1,232)	(1,475)

Net income	344	538	1,157	1,925	1,726

The accompanying notes are an integral part of the carve-out financial statements.

HELGA SPIRIT (Notes 1 and 2)
CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	March 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)
ASSETS
Current
Due from affiliates – current (note 8)	19,253	17,802	12,143
Prepaid expenses and other current assets	262	208	192

Total current assets	19,515	18,010	12,335

Vessel and equipment
At cost, less accumulated depreciation of $7,568 (2009 - $7,137 and 2008 - $5,734)	34,798	34,944	33,935
Other non-current assets	176	191	249

Total assets	54,489	53,145	46,519

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	212	163	99
Accrued liabilities
Voyage and vessel	295	731	192
Interest	118	125	142
Payroll and benefits to related party	159	181	134
Other current liabilities	801	825	823
Due to affiliates – current (note 8)	32,508	30,167	22,802
Current portion of long-term debt (note 6)	1,800	1,800	1,800

Total current liabilities	35,893	33,992	25,992

Long-term debt (note 6)	10,800	11,250	13,050

Total liabilities	46,693	45,242	39,042

Commitments and contingencies (note 9)

Owner’s equity
Owner’s equity	7,796	7,903	7,477

Total owner’s equity	7,796	7,903	7,477

Total liabilities and owner’s equity	54,489	53,145	46,519

The accompanying notes are an integral part of the carve-out financial statements.

HELGA SPIRIT (Notes 1 and 2)
CARVE OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended		Years Ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	$	$		$	$
	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	344	538	1,157	1,925	1,726
Non-cash items:
Depreciation and amortization	431	334	1,403	1,337	1,479
Other	15	15	58	63	73
Change in working capital items related to operating activities:
Prepaid expenses and other current assets	(54)	(103)	(16)	(40)	(108)
Accounts payable	49	62	64	(114)	40
Other current liabilities	(489)	(133)	571	619	(535)

Expenditures for drydocking	(178)	(4)	(1,798)	(5)	—

Net operating cash flow	118	709	1,439	3,785	2,675

FINANCING ACTIVITIES
Scheduled repayments of long-term debt	(450)	(450)	(1,800)	(1,800)	(1,800)
Net advances (to) / from affiliates	890	8	1,706	554	(1,119)
Equity contributions from / (distributions to) owner, net	(451)	(257)	(731)	(2,264)	322

Net financing cash flow	(11)	(699)	(825)	(3,510)	(2,597)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(107)	(10)	(614)	(275)	(78)

Net investing cash flow	(107)	(10)	(614)	(275)	(78)

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	—	—	—	—	—

Supplemental cash flow information:
Cash paid during the period for:
Interest	260	240	995	1,169	1,402

The accompanying notes are an integral part of the carve-out financial statements.

HELGA SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

Owner’s
Equity
$

Balance as at December 31, 2006	5,768

Net income and comprehensive income	1,726
Equity contributions from owner, net	322

Balance as at December 31, 2007	7,816

Net income and comprehensive income	1,925
Equity distributions to owner, net	(2,264)

Balance as at December 31, 2008	7,477

Net income and comprehensive income	1,157
Equity distributions to owner, net	(731)

Balance as at December 31, 2009	7,903

Net income and comprehensive income (unaudited)	344
Equity distributions to owner, net (unaudited)	(451)

Balance as at March 31, 2010 (unaudited)	7,796

The accompanying notes are an integral part of the carve-out financial statements.

HELGA SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
1.	Nature of Operations and Economic Dependence

Helga Spirit (the Company) consists of the assets, liabilities and operations of the vessel the Helga Spirit. The Helga Spirit is a 2005-built Aframax tanker and is employed on a five-year time charter contract, which expires in October 2010 (or the Charter). All of the Company’s revenues during each of the periods presented have been earned pursuant to this contract. Consequently, the Company is exposed to loss should the customer not be able to pay amounts owing under the Charter and is economically dependent upon the customer to fulfill its contractual obligations. The Company requires no collateral from the customer. The Company will need to find suitable employment for the vessel after the Charter expires in October 2010.

On May 11, 2010, the Helga Spirit L.L.C. was sold from Teekay Corporation (or Teekay) to its subsidiary Teekay Tankers Ltd. See Note 10.

2.	Basis of Presentation

The carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). Intercompany balances and transactions have been eliminated within the carve-out financial statements. These carve-out financial statements include the accounts of the Helga Spirit L.L.C., a limited liability corporation incorporated in the Marshall Islands, and any transactions specifically attributable to the operation of the Helga Spirit that were incurred by companies other than the Helga Spirit L.L.C. that are under common control of Teekay. The preparation of these carve-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Company, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the vessel to Teekay Tankers Ltd.

Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of Teekay. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. Any cash transactions from these bank accounts that were made on behalf of the Helga Spirit L.L.C. are reflected in these carve-out financial statements as increases or decreases of amounts due from affiliates. Any cash transactions specifically attributable to the operation of the Helga Spirit that were incurred by companies under common control of Teekay, other than the Helga Spirit L.L.C., are reflected in these carve-out financial statements as increases or decreases in owner’s equity. See Note 8c.

The Helga Spirit L.L.C. has been capitalized in part with non-interest bearing loans from Teekay and its subsidiaries. Generally, these intercompany loans were used to partially finance the acquisition of the vessel. For each of the periods presented, interest expense includes the allocation of interest to the Company from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the net amount of these intercompany loans and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans. See Note 8b.

In the preparation of these carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessel. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. These general and administrative expenses have been allocated to these carve-out financial statements based on estimated use of corporate resources. The resulting amount of general and administrative expenses allocated for each of the periods presented is based on the proportionate share of the total ship-operating (calendar) days in the applicable period. Management believes this allocation reasonably presents the general and administrative expenses of the Company. See Note 8a.

3.	Significant Accounting Policies
a.	Reporting and functional currency

The carve-out financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying carve-out statements of income.

b.	Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

HELGA SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses from voyage charters, its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters. Voyage expenses and vessel operating expenses are recognized when incurred.

c.	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at March 31, 2010, December 31, 2009, 2008, and 2007.

d.	Vessel and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment for the three months ended March 31, 2010 and 2009 totaled $0.4 million and $0.3 million, respectively (unaudited). Depreciation of vessels and equipment for the years ended December 31, 2009, 2008, and 2007 totaled $1.4 million, $1.3 million and $1.5 million, respectively.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

The Company’s estimate of salvage values takes into account the current scrap prices and the historical scrap rates over the five preceding years. Effective January 1, 2008, the Company increased its estimate of the residual value of its vessel due to an increase in the estimated scrap rate per lightweight ton of steel from $150 to $325 per lightweight ton. As a result of increased salvage values, depreciation and amortization expense has decreased by $0.2 million and net income has increased by $0.2 million for each of the years ended December 31, 2009 and 2008.

Generally, the Company drydocks its vessel every 2.5 to five years, depending on its age. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated commencement of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking.

Drydocking activity for the periods indicated is as follows:

	Three Months
	Ended	Years Ended
	March 31,	December 31,
	2010	2009	2008	2007
	(unaudited)
Balance – beginning of period	1,767	5	—	—
Cost incurred for drydocking	178	1,798	5	—
Drydock amortization	(93)	(36)	—	—

Balance –end of period	1,852	1,767	5	—

HELGA SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

e.	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs are amortized using the effective interest rate method over the term of the facility. Amortization of debt issuance costs is included in interest expense.

g.	Income taxes

The Company has incurred no income taxes for the periods presented. The Company believes that it is not subject to taxation under the laws of the Republic of The Marshall Islands, and qualifies for the Section 883 exemption under U.S. federal income tax purposes.
4.	Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (or FASB) issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is permitted. The Company is currently assessing the potential impacts if any, on its carve-out financial statements.

5.	Operating Leases

Charters-out

Time charters of the Company’s vessel to customers are accounted for as operating leases. As at December 31, 2009, minimum scheduled future revenues to be received by the Company under time charter then in place were approximately $6.7 million (in 2010). The minimum scheduled future revenues should not be construed to reflect total revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.

6.	Long-Term Debt

	March 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)
U.S. Dollar-denominated Credit Facility due January 2017	12,600	13,050	14,850

	12,600	13,050	14,850
Current portion	1,800	1,800	1,800

Total	10,800	11,250	13,050

From January 1, 2007 to March 31, 2010, the Company had one credit facility outstanding. This credit facility bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.45 million, and is collateralized by a first-preferred mortgage on the Helga Spirit, together with certain other related security. The credit facility is guaranteed by Teekay. The credit facility requires that Teekay and the Company maintain a hull coverage ratio of a minimum 115% of the total outstanding balance for the facility period. As at March 31, 2010 and December 31, 2009, the Company was in compliance with all of the covenants on its credit facility.

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2010 are $1.4 million (remaining 2010), $1.8 million (2011), $1.8 million (2012), $1.8 million (2013), $1.8 million (2014) and $4.0 million thereafter.

HELGA SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
7.	Fair Value Measurements and Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term debt – The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the borrower.

Current amounts due from / to affiliates – The fair value of the current amounts due from / to affiliates approximates their carrying amounts reported in the accompanying carve-out balance sheets.

The estimated fair value of the Company’s financial instruments is as follows:

	March 31, 2010		December 31, 2009		December 31, 2008
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	Asset	Asset	Asset	Asset	Asset	Asset
	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)
	$	$	$	$	$	$
(unaudited)
Long-term debt	(12,600)	(11,694)	(13,050)	(12,064)	(14,850)	(14,613)
8.	Related Party Transactions

The following related party transactions consist of allocations from Teekay, the basis for which is explained in Note 2.
a)	General and administrative expenses have been allocated to the Company from Teekay based on estimated use of resources. The amount allocated was $nil and $0.1 million for the three months ended March 31, 2010 and 2009 (unaudited) and $0.6 million, $0.2 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007.

b)	Interest expense on credit facilities of Teekay that were used to finance the acquisition of the Helga Spirit has been allocated to the Company. The amount allocated was $0.1 million and $0.1 million for the three months ended March 31, 2010 and 2009 (unaudited) and $0.4 million, $0.5 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007.

c)	Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of Teekay. Any cash transactions specifically attributable to the operation of the Helga Spirit that were incurred by companies other than the Helga Spirit L.L.C. are reflected in these carve-out financial statements as increases or decreases in owner’s equity. The net amount of these equity contributions (distributions) was $(0.5) million for the three months ended March 31, 2010 (unaudited) and $(0.7) million, $(2.3) million and $0.3 million for the years ended December 31, 2009, 2008 and 2007.

d)	Amounts due from / to affiliates at March 31, 2010, December 31, 2009 and 2008 are without interest or stated terms of repayment.
9.	Commitments and Contingencies

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage.

10.	Subsequent Events

The Company evaluated events and transactions occurring after the balance sheet date and through the day the carve-out financial statements were available to be issued, which was September 30, 2010.
a)	On May 11, 2010, the Helga Spirit L.L.C. was sold from Teekay to its subsidiary Teekay Tankers Ltd for $44.5 million. Immediately preceding the sale of the Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the Charter to the Helga Spirit L.L.C.